Paul C. Hughes
Vice President and General Counsel
CapLease, Inc.
1065 Avenue of the Americas
19th Floor
New York, New York 10018
t: (212) 217-6360 f: (212) 217-6301
email: phughes@caplease.com

January 20, 2011

VIA ELECTRONIC TRANSMISSION (EDGAR)

Thomas Kluck
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:         CapLease, Inc.
Form S-3 filed December 23, 2010
File No. 333-171408

Dear Mr. Kluck:

I am in receipt of the Division of Corporation Finance’s comment letter dated January 14, 2011, with respect to the above filing.  I am transmitting herewith for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 1 to CapLease, Inc.’s (“CapLease”) Registration Statement on Form S-3 (Registration No. 333-171408), together with the exhibits thereto, along with CapLease’s responses, which are set forth below, to your comments.  For ease of reference, I have reproduced the comments contained in your letter, as numbered, before each of the responses below.

Where You Can Find More Information

1.
We note that on page 2 of your registration statement on Form S-3, you did not properly incorporate future filings prior to the effective date of your registration statement.  See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.  Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

Response:

In response to your comment, we have amended the disclosure on page 2 to specifically incorporate by reference all filings after the date of the initial registration statement and prior to effectiveness of such registration statement.

Part II – Information Not Required in Prospectus

Item 17.  Undertakings

2.	Please revise your registration statement to include the undertaking required by Item 512(j) of Regulation S-K.

Response:

In response to your comment, we have included the undertaking required by Item 512(j) of Regulation S-K.

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If there is any additional information that I might provide to assist with your review, please call me at (212) 217-6360.

Sincerely,

/s/ Paul C. Hughes

Paul C. Hughes

cc:       Jerard T. Gibson